SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      Report on Form 6-K dated May 11, 2006


                              --------------------


                                    HEAD N.V.

                                    Rokin 55
                                1012 KK Amsterdam
                                 The Netherlands
                                 +31 20 625 1291
                              --------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures:       Press Release


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SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Head N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                HEAD N.V.


Date:    May 11, 2006                           By:  /s/ JOHAN ELIASCH
                                                    ---------------------

                                                Name:    Johan Eliasch
                                                Title:   Chief Executive Officer


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                                                                     [HEAD logo]

Press Release


HEAD NV Announces Results for the Three Months ended 31 March 2006
Amsterdam - May 11th 2006 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced the following results today.

For the three months ended 31 March 2006 compared to the three months ended 31 March 2005:

o    Net revenues were up 8.2% to (euro)68.1 million
o Operating result improved by (euro)2.9 million to a loss of (euro)4.2 million.
o The net loss was (euro)5.7 million, a (euro)1.4 million improvement on 2005.

Johan Eliasch, Chairman and CEO, commented:

"The first quarter has provided a solid start to 2006, with a positive development in revenues and gross profit margin.

Revenue increases are a result of increased sales in both the Winter and Racquet Sport divisions, partially offset by declines in Diving revenue.

Despite completing the majority of our restructuring & cost saving initiatives during 2005, we continue to look for ways to improve efficiency; this is essential in order to remain competitive in today's market.

The operating environment during 2006 remains challenging; however, given our strong start to the year, our outlook is an improvement on last year's result."


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Results for the Three Months ended March 31, 2006 and 2005

                                                 For the Period Ended March 31,
                                                -------------------------------
                                                   2006                2005
                                                -----------         -----------
                                                (unaudited)         (unaudited)
                                                        (in thousands)
Revenues by Product Category:
Winter Sports ..............................   (euro) 20,187      (euro) 15,909
Racquet Sports .............................          36,235             31,930
Diving .....................................          11,026             14,410
Licensing ..................................           2,485              2,280
                                               -------------      -------------
Total Revenues .............................          69,933             64,529
Other Revenues .............................             397                210
Sales Deductions ...........................          (2,218)            (1,799)
                                               -------------      -------------
     Total Net Revenues ....................   (euro) 68,111      (euro) 62,940
                                               =============      =============

Winter Sports

Winter Sports revenues for the three months ended March 31, 2006 increased by
(euro)4.3 million, or 26.9%, to (euro)20.2 million from (euro)15.9 million in the comparable 2005 period. This increase was due to higher sales volumes of skis, bindings, ski boots and snowboard equipment as a consequence of good snow conditions in the winter season 2005/2006.

Racquet Sports

Racquet Sports revenues for the three months ended March 31, 2006 increased by
(euro)4.3 million, or 13.5%, to (euro)36.2 million from (euro)31.9 million in the comparable 2005 period. This increase was mainly due to higher sales volumes in tennis racquets and balls partly offset by decreased sales volumes of our bags. In addition, the weakening of the euro against the U.S. dollar in the reporting period contributed to the positive development.

Diving

Diving revenues for the three months ended March 31, 2006 decreased by (euro)3.4 million, or 23.5%, to (euro)11.0 million from (euro)14.4 million in the comparable 2005 period. This decrease was mainly due to a special product launch in the first quarter of 2005 (Limited Edition) which was not repeated in 2006.

Licensing

Licensing revenues for the three months ended March 31, 2006 increased by
(euro)0.2 million, or 9.0%, to (euro)2.5 million from (euro)2.3 million in the comparable 2005 period due to increased income from existing agreements.

Other Revenues

Other revenues include amounts billed to customers for shipping and handling and are recognized also as selling and marketing expense.

Profitability

Sales deductions for the three months ended March 31, 2006 increased by
(euro)0.4 million, or 23.3%, to (euro)2.2 million from (euro)1.8 million in the comparable 2005 period due to increased sales.

Gross Profit for the three months ended March 31, 2006 increased by (euro)3.8 million to (euro)27.0 million from (euro)23.2 million in the comparable 2005 period. Gross margin increased to 39.7% in 2006 from 36.9% in the comparable 2005 period due to improved operating performance and product mix.

Selling and Marketing Expense for the three months ended March 31, 2006 increased by (euro)0.2 million, or 0.7%, to (euro)23.4 million from (euro)23.3 million in the comparable 2005 period. This increase was due to higher shipment costs and commissions as a consequence of increased sales and also to the weakening of the euro against the U.S. dollar.

General and Administrative Expenses for the three months ended March 31, 2006, increased by (euro)0.7 million, or 10.1%, to (euro)7.8 million from (euro)7.1 million in the comparable 2005 period. This increase was due to higher non-cash compensation expenses of (euro)0.3 million, resulting from the new Head Executive Stock Option Plan 2005 implemented in the third quarter 2005 as well as due to the weakening of the euro against the U.S. dollar.

As a result of the foregoing factors, operating loss for the three months ended March 31, 2006 decreased by (euro)2.9 million to (euro)4.2 million from
(euro)7.1million in the comparable 2005 period.

For the three months ended March 31, 2006, interest expense decreased by
(euro)0.3 million, or 8.33%, to (euro)3.1 million from (euro)3.4 million in the comparable 2005 period. This decrease was due to the repurchase of a portion of our 8.5% senior notes in 2005.

For the three months ended March 31, 2006, interest income increased by
(euro)0.2 million, or 67.7%, to (euro)0.4 million from (euro)0.2 million in the comparable 2005 period. This decrease was due to higher interest bearing cash on hand.

For the three months ended March 31, 2006, we had a foreign currency loss of
(euro)0.02 million compared to a gain of (euro)0.7 million in the comparable 2005 period.

For the three months ended March 31, 2006, other income, net remained insubstantial as in the comparable 2005 period.

For the three months ended March 31, 2006, income tax benefit was (euro)1.3


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million, a decrease of (euro)1.2 million compared to income tax benefit of
(euro)2.4 million in the comparable 2005 period due to the decrease in pre-tax loss.

As a result of the foregoing factors, for the three months ended March 31, 2006, we had a net loss of (euro)5.7 million, compared to a net loss of (euro)7.1 million in the comparable 2005 period.

Consolidated Results
                                                    For the Three Months
                                                       Ended March 31,
                                               -------------------------------
                                                  2006                2005
                                               -----------         -----------
                                               (unaudited)         (unaudited)
                                                       (in thousands)
Total net revenues                            (euro) 68,111       (euro) 62,940
Cost of sales .............................          41,088              39,704
                                              --------------      --------------
     Gross profit .........................          27,023              23,236
                                              ==============      ==============
     Gross margin .........................           39.7%               36.9%
Selling and marketing expense .............          23,418              23,253
General and administrative expense ........           7,805               7,087
                                              --------------      --------------
     Operating loss .......................          (4,200)             (7,104)
                                              ==============      ==============
Interest expense ..........................          (3,075)             (3,355)
Interest income ...........................             387                 231
Foreign exchange gain (loss) ..............             (24)                655
Other income (expense), net ...............              (9)                 52
Income tax benefit ........................           1,269               2,443
                                              --------------      --------------
     Net loss .............................   (euro) (5,651)      (euro) (7,078)
                                              ==============      ==============


About Head

Head NV is a leading global manufacturer and marketer of premium sports equipment.

Head NV's ordinary shares are listed on the New York Stock Exchange ("HED") and the Vienna Stock Exchange ("HEAD").

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing. We sell products under the Head (tennis, squash and racquetball racquets, alpine skis and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world's top athletes including Andre Agassi, Marat Safin, Swetlana Kuznetsova, Bode Miller, Johann Grugger, Marco Buchel and Maria Riesch.

For more information, please visit our website: www.head.com


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Analysts, investors, media and others seeking financial and general information, please contact:


Vicki Booth, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 491 7725
E-mail: headinvestors@aol.com


Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax +43 1 707 8940

This press release should be read in conjunction with the company's report for the year ended 31 March 2006.

This press release and the statements of Mr. Johan Eliasch quoted herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainties. Although Head believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included and quoted herein, the inclusion of such information should not be regarded as a representation by Head or any other person that the objectives and plans of Head will be achieved.